UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Amendment No     )

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ARMSTRONG WORLD INDUSTRIES, INC.

(Name of Subject Company)

ARMSTRONG WORLD INDUSTRIES, INC.

(Names of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04247X102

(CUSIP Number of Class of Securities)

Jeffrey D. Nickel, Esq.

Senior Vice President, Secretary and General Counsel

Armstrong World Industries, Inc.

2500 Columbia Ave.

P.O. Box 3001

Lancaster, Pennsylvania 17604

(717) 397-0611

(Name, address and telephone number of person

authorized to receive notice and communications on behalf of the person(s) filing statement)

With Copies To:

Thomas Roberts, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Telephone: (212) 310-8000

Facsimile: (212) 310-8007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Armstrong World Industries, Inc., a Pennsylvania corporation. Unless otherwise specified or indicated by context, the “Company,” “Armstrong,” “AWI,” “we,” “our,” “us” and similar references refer to Armstrong World Industries, Inc. The address of our principal executive office is 2500 Columbia Ave, Lancaster, Pennsylvania, 17603, and our telephone number is (717) 397-0611.

This Statement relates to the Company’s common stock, par value $0.01 per share (“Common Stock”). As of September 1, 2009, there were 57,347,726 shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The Company is filing this Statement. The Company’s name, business address and business telephone number are set forth in Item 1 and incorporated herein by reference. The Company’s website address is www.armstrong.com. The information on the Company’s website is not a part of this Statement.

This Statement relates to the tender offer by Armor TPG Holdings LLC (the “Purchaser” or “Armor TPG”) disclosed in a tender offer statement on Schedule TO, dated September 3, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to purchase up to 4,435,935 shares of Common Stock at a price of $22.31 per share, net to the seller in cash without interest and less any applicable withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s offer to purchase, dated September 3, 2009 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”). The Offer to Purchase, the Letter of Transmittal and any amendments and supplements thereto collectively constitute the “Offer.” The Schedule TO was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 3, 2009. According to the Offer to Purchase, the Offer will expire at 12:00 Midnight (New York City time) on October 1, 2009, unless the Offer is extended. The Purchaser’s Offer materials, including the Offer to Purchase and Letter of Transmittal, have been separately mailed to registered shareholders of the Company by the Purchaser, separately furnished by the Purchaser to brokers, dealers, banks and trust companies for forwarding to their clients who are beneficial owners of Common Stock, and can be requested from the Purchaser’s information agent as set forth in the Offer to Purchase.

As set forth in the Schedule TO, the principal executive offices of the Purchaser are located at c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, and the telephone number at such principal executive offices is (817) 871-4000.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described, referenced or incorporated by reference in this Statement, to the Company’s knowledge, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (1) its executive officers, directors or affiliates; or (2) the Purchaser or its executive officers, directors or affiliates.

On August 10, 2009, as described in the Offer to Purchase, the Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (the “Trust”), owner of a majority of the outstanding shares of Common Stock, entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with TPG Partners V, L.P. (“TPG V”) and TPG Partners VI, L.P. (“TPG VI” together with TPG V, the “TPG Partners”), which contemplated, among other things (i) the sale by the Trust to the TPG Partners (or an affiliate) of 7,000,000 shares of Common Stock, (ii) the Trust and the TPG Partners (or an affiliate) entering into a Prepaid Share Forward Confirmation (and Collateral Annex) so that the TPG Partners (or an affiliate) would obtain an economic interest in an additional 1,039,777 shares of Common Stock (the “Economic Interests”) from the Trust, (iii) the Trust and the TPG Partners (or an affiliate) entering into a Shareholders’ Agreement with respect to shares of Common Stock owned and to be owned by the Trust and the TPG Partners (and their affiliates), and (iv) the TPG Partners (or an affiliate) commencing a public tender offer for shares of Common Stock. The Company is not a party to the Purchase and Sale Agreement or to the agreements contemplated thereby.

On August 28, 2009 (the “Closing Date”), as described in the Offer to Purchase, after the TPG Partners assigned to Armor TPG their rights and obligations under the Purchase and Sale Agreement, Armor TPG (i) acquired 7,000,000 shares of Common Stock from the Trust at a price of $22.31 per share in cash (the “Per Share Price”), (ii) entered into the Prepaid Share Forward Confirmation and Collateral Annex with the Trust with respect to the Economic Interests, and (iii) entered into a Shareholders’ Agreement with the Trust (the “TPG-Trust Shareholders’ Agreement”). The 7,000,000 shares owned directly by Armor TPG represents approximately 12.2% of the total outstanding shares. As a result of the TPG-Trust Shareholders’ Agreement, Armor TPG is deemed to have shared voting power over and shared beneficial ownership of 36,981,480 shares, representing approximately 64.5% of total outstanding shares, which includes the 7 million shares that Armor TPG owns directly and the 29,981,480 shares owned directly by the Trust.

As described in the Offer to Purchase, Armor TPG is making the Offer to the Company’s shareholders to comply with the Company’s Amended and Restated Articles of Incorporation (the “Charter”). The Charter requires that upon the transfer by the Trust of more than 5% of the total outstanding shares of Common Stock to any person, who after giving effect to the transfer would beneficially own more than 35% of the total outstanding shares, the purchaser of such shares shall offer to purchase at least that number of shares held by other shareholders equal to the product of (i) the total number of shares held by other shareholders and (ii) a fraction, the numerator of which is the number of shares acquired from the Trust and the denominator of which is the total number of shares held by the Trust prior to the transfer, for the same type and amount of consideration per share as paid to the Trust. On the Closing Date, Armor TPG acquired shares and beneficial ownership in excess of these thresholds and therefore made the Offer with an Offer Price equal to the Per Share Price.

The Company’s executive officers, directors, or affiliates:

As previously announced, the Company determined that as of August 28, 2009, a “change in control” had occurred under its 2006 Long-Term Incentive Plan (the “LTIP”) and certain other compensation arrangements with its directors, executive officers and employees, including under change in control (“CIC”) agreements with certain executives. As described in the Company’s Proxy Statement filed on Schedule 14A with the SEC on April 27, 2009 (the “2009 Proxy Statement”), among other things, under the terms of the CIC agreements, certain stock-based benefits are accelerated upon the occurrence of a CIC. This includes accelerated vesting of all unvested stock options and unvested restricted stock awards. Additionally, all unearned performance restricted shares are deemed to have been earned to the maximum extent permitted under the stock plan and generally became free of restrictions. Also, under the terms of the Company’s 2006 Phantom Stock Unit Plan and 2008 Directors Stock Unit Plan, unvested outstanding awards held by directors under those plans became vested. The change in control under the LTIP, CIC agreements and these other compensation arrangements resulted from transactions that occurred, and agreements that were entered into, between Armor TPG and the Trust on the Closing Date. Certain additional information regarding material agreements, arrangements and understandings and actual or potential conflicts of interest is included in Annex C to this Statement and in the following sections of the 2009 Proxy Statement: “Board of Directors” (p. 6); “Director Information” (pp. 6-9); “Director Independence” (pp. 15-16); “Certain Relationships and Related Transactions” (p. 16); “Security Ownership Of Certain Beneficial Owners” (p. 17); “Security Ownership of Management” (pp. 18-19); “Equity Compensation Plan Information” (p. 19); “Compensation Discussion and Analysis” (pp. 19-27); “Summary Compensation Table” (pp. 28-29); “Grants of Plan-Based Awards” (p. 30); “Outstanding Equity Awards At Fiscal Year-End” (p. 31); “Option Exercises And Stock Vested” (p. 32); “Pension Benefits” (pp. 33-35); “Nonqualified Deferred Compensation” (pp. 35-37); “Potential Payments Upon Termination Or Change In Control” (pp. 38-43); and “Compensation of Directors” (pp. 43-45). These sections of the 2009 Proxy Statement are filed as Exhibit (e)(1) to this Statement and are incorporated herein by reference. Annex C to this Statement is also incorporated herein by reference.

As previously announced, on September 1, 2009, Robert C. Garland, Russell F. Peppet, Arthur J. Pergament, and the Hon. Alexander M. Sanders, Jr. resigned from the Company’s Board of Directors effective September 11, 2009, or such earlier time as successors or replacements are elected or appointed. Their resignations, which in fact became effective on September 11, 2009, are intended to facilitate the election to the Board of four candidates submitted by the Trust and Armor TPG, while maintaining an eleven-member Board as presently constituted. See discussion of the TPG-Trust Shareholders’ Agreement below.

Armor TPG and its executive officers, directors and affiliates:

Prior to the TPG Partners and the Trust entering into the Purchase and Sale Agreement but during their negotiations (as disclosed in Section 10 of the Offer to Purchase), the Trust requested that Armstrong permit the TPG Partners to conduct due diligence on Armstrong. In connection with that request, Armstrong received a letter, dated July 25, 2009, from the Trust and TPG Capital, L.P. (for itself and on behalf of its affiliated funds, “TPG Capital”) in which the Trust and TPG Capital confirmed to the AWI Board that no changes were contemplated in the Company’s Charter and Bylaws and in the Stockholder and Registration Rights Agreement, dated as of October 2, 2006 (the “Trust-AWI Stockholder Agreement”) between the Company and the Trust (collectively, the “Governance Documents”) in connection with the potential transaction, and that such transaction would itself comply with the Governance Documents. The Trust and TPG Capital also committed that any definitive agreements between them with respect to the potential transaction would not conflict with or require an amendment to the Governance Documents or obligate either of them to support any such amendment. The foregoing summary of certain provisions of the letter is qualified in its entirety by reference to the complete text of the letter, which is filed as Exhibit (e)(2) to this Statement and is incorporated herein by reference. A summary of certain provisions of the Trust-AWI Stockholder Agreement is set forth in Annex B to this Statement and is incorporated herein by reference.

On July 30, 2009, TPG Capital entered into a Non-Disclosure Agreement with the Company (the “Confidentiality Agreement”). Each of TPG Capital and the Company agreed to keep confidential any confidential information exchanged and to use it only for specified purposes. TPG Capital also agreed that it and its affiliates would not acquire additional shares of Common Stock for a period of 270 days following the closing date of the contemplated transaction with the Trust other than the purchase of up to 4,435,935 shares from non-Trust shareholders pursuant to the tender offer or following its completion, or the purchase of shares pursuant to a tender offer for all outstanding shares, or the purchase of additional shares from the Trust in the event the Trust sells shares as a result of a bona fide financial emergency on the part of the Trust. TPG Capital further agreed not to purchase or agree to purchase shares from the Trust unless it first delivered (and on August 10, 2009, it did deliver) an undertaking to the Company (the “Undertaking”) pursuant to which it agreed that for two years following the closing date of the contemplated transactions with the Trust, TPG Capital and its affiliates will not vote any shares of Common Stock beneficially owned by TPG Capital and its affiliates in favor of amendments to certain provisions of the Charter and Trust-AWI Stockholder Agreement. See the additional discussion of the Undertaking in Item 4 below. The foregoing summary of certain provisions of the Confidentiality Agreement and Undertaking is qualified in its entirety by reference to the complete text of the Confidentiality Agreement and the Undertaking, which are filed as Exhibits (e)(3) and (e)(4), respectively, to this Statement and are incorporated herein by reference.

Pursuant to the TPG-Trust Shareholders’ Agreement, the Trust and Armor TPG agreed to take all necessary action to cause the Company’s Board to include two persons nominated by the Trust and, subject to certain conditions, two persons nominated by Armor TPG. David Bonderman and Kevin R. Burns were selected by Armor TPG, and James C. Melville and Edward E. Steiner were selected by the Trust. The Trust and Armor TPG have submitted their candidates to the Nominating and Governance Committee of the Board for their evaluation and recommendation. David Bonderman is a stockholder, director and officer of various TPG entities that ultimately control Armor TPG. Kevin Burns is a Partner of TPG Capital, an affiliate of Armor TPG. The Company is not a party to the TPG-Trust Shareholders’ Agreement, which provides for certain rights and obligations among the parties. Annex A to this Statement is a summary of certain provisions of the TPG-Shareholders’ Agreement; it is qualified in its entirety by reference to the complete text of the TPG-Shareholders’ Agreement, which is filed by the Purchaser as Exhibit (d)(3) to the Schedule TO and incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Our Board of Directors is expressing no opinion to the Company’s shareholders and is remaining neutral with respect to the Offer. The Board has not made a determination whether the Offer is fair to, or in the best interests of, the Company’s shareholders and is not making a recommendation regarding whether the Company’s shareholders should accept the Offer and tender their shares and if so how many shares to tender, or reject the Offer and not tender their shares. The Board has determined that a shareholder’s decision on whether or not to tender shares in the Offer is a personal investment decision based upon each individual shareholder’s particular circumstances. The Board believes that each shareholder should review the Offer, consult with such holder’s financial, tax, accounting and legal advisors, and make an independent determination based on all available information.

Although we are not making a recommendation with respect to the Offer, we note that on September 14, 2009, the last trading day prior to filing this Statement, the closing price of a share of Common Stock as reported by the New York Stock Exchange was $34.12 (while Armor TPG’s Offer Price is $22.31). Therefore, if you wish to sell your shares, you may be able to obtain a higher price by selling your shares in the open market or otherwise rather than to Armor TPG pursuant to the Offer. You should discuss with your broker or other financial, tax, accounting or legal advisors whether to tender your shares. We urge shareholders to obtain current market quotations before deciding whether to tender shares in the Offer.

The Board delegated to a committee of directors (the “Committee”) the authority to review, evaluate and report, and make a recommendation to the Board with respect to the Offer. The Committee consulted with the Company’s senior management and legal counsel and considered a number of factors. On September 8, 2009, the Committee made its recommendation to the Board, and the Board determined to express no opinion and to remain neutral with respect to the Offer, in each case, for the following reasons, and based on these factors:

Offer Price Compared to Recent Historical Market Prices. The Offer Price has been significantly below market prices of our Common Stock on the New York Stock Exchange since July 30, 2009, when the Company issued its press release announcing second quarter 2009 results. For example, the Offer Price represented a 20.3% discount to the average of the closing prices during the period from and including July 30, 2009, through and including September 4, 2009 (the average being $27.99 per share).

Possible Future Changes in Market Prices. General stock market conditions and the market price of our Common Stock may fluctuate in the future, and the price received by shareholders through sales in the open market or in a future transaction might be greater or less than the Offer Price.

Effect on Trading Volume and Liquidity of a Fully Subscribed Offer. If all 4,435,935 shares of Common Stock are tendered in the Offer and purchased by the Purchaser, then the number of shares outstanding owned by shareholders other than the Purchaser and the Trust would decline by approximately 22% (and the combined ownership of the Purchaser and the Trust would increase from approximately 64.5% to 72.2% of the outstanding). Such a reduction in the number of shares that might otherwise trade publicly could reduce trading liquidity and increase the volatility of our share prices in the market. The Company’s Common Stock will continue to remain publicly traded and listed on the New York Stock Exchange following the completion of the Offer.

Offer Is Required by AWI’s Articles of Incorporation and the Trust-AWI Stockholder Agreement. The Company’s Amended and Restated Articles of Incorporation (the “Charter”) requires that upon the transfer by the Trust of more than 5% of the total outstanding shares to any person, who after giving effect to the transfer would beneficially own more than 35% of the total outstanding shares, the purchaser of such shares will offer to purchase a pro rata number of shares from non-Trust shareholders for the same type and amount of consideration per share as paid to the Trust. A similar provision is included in a Stockholder and Registration Rights Agreement between the Company and the Trust, dated as of October 2, 2006 (the “Trust-AWI Stockholder

Agreement”). On August 28, 2009, Armor TPG acquired shares of our Common Stock from the Trust in excess of these thresholds for a cash purchase price of $22.31 per share. Therefore, Armor TPG was obligated to make the Offer in order to comply with these tag along provisions.

Undertaking by TPG Capital and its Affiliates Not to Vote in Favor of Changes to Certain Provisions of AWI’s Charter and the Trust-AWI Stockholder Agreement. In an undertaking to the Company, TPG Capital (an affiliate of the Purchaser) agreed that for two years following the Closing Date, TPG Capital and its affiliates will not vote any shares of Common Stock beneficially owned by TPG Capital and its affiliates in favor of amendments to any provision of (a) Article Sixth (A), (B), (F), (G) and (H) or Article Seventh of the Charter or (b) Article IV or Article VI of the Trust-AWI Stockholder Agreement. The Charter provisions include, but are not limited to, those relating to: a shareholders’ ability to remove directors with or without cause; the ability of the Board and shareholders to call a special meeting of shareholders; the right of shareholders to act by written consent in lieu of a meeting; a majority of the directors meeting a specified standard of independence; restrictions on transfer by the Trust of shares of Common Stock, subject to certain exceptions including a tag along right of the other shareholders; the requirement of the Trust’s consent before the Company adopts a rights plan or “poison pill”; disinterested director approval of transactions between the Company and the Trust; certain consent rights of the Trust; and certain amendments to the Charter or the Company’s bylaws. The provisions of the Trust-AWI Stockholder Agreement include, but are not limited to, those relating to: restrictions on transfer by the Trust of shares of Common Stock, subject to certain exceptions including a tag along right of the other shareholders; and voting for the election of independent directors.

Temporary Restriction on Additional Purchases by TPG Capital and its Affiliates. In the Confidentiality Agreement, TPG Capital agreed that it and its affiliates would not acquire additional shares of Common Stock for a period of 270 days following the Closing Date, other than the purchase of up to 4,435,935 shares from non-Trust shareholders pursuant to the Offer or following its completion, or the purchase of shares pursuant to a tender offer for all outstanding shares, or the purchase of additional shares from the Trust in the event the Trust sells shares as a result of a bona fide financial emergency on the part of the Trust.

No Obligation to Tender. There is no obligation on behalf of any shareholder to tender, and each shareholder can make its own independent judgment of whether to participate in the Offer based on available information and its own personal circumstances. Shareholders should consider, among other things: the shareholder’s determination of the adequacy of the Offer Price based on all available information in light of the shareholder’s own investment objectives; the shareholder’s view with respect to the Company’s prospects and outlook; the shareholder’s need for liquidity or diversification of its investment portfolio; other investment opportunities, including other types of investments, available to the shareholder; the shareholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate; and the tax and accounting consequences to the shareholder of participating in the Offer. As noted above, the Offer Price has been significantly below market prices of our Common Stock on the New York Stock Exchange since July 30, 2009. Therefore, if shareholders wish to sell their shares, they may be able to obtain a higher price by selling their shares in the open market or otherwise rather than to the Purchaser pursuant to the Offer. Shareholders may wish to consult with competent investment professionals and tax and legal advisors and should obtain current market quotations before deciding whether to tender shares in the Offer.

Ability of the Board to Change its Position in the Future. The Board can change its position and make a recommendation to shareholders with respect to the Offer at a later time prior to the expiration of the Offer, including if there is a change in events or circumstances or additional information comes to the attention of the Board. Shareholders who tender their shares of Common Stock in the Offer have the right to withdraw previously tendered shares at any time prior to the expiration of the Offer if they desire in accordance with the Offer to Purchase, based on any changes to the Board’s position or otherwise. The Purchaser is not required to extend the expiration date of the Offer by reason of any changes to the Board’s position, and accordingly, shareholders may have limited time to respond to any such changes.

Intent of TPG. According to the Offer to Purchase, none of the “TPG Beneficial Owners” (which includes the Purchaser, the TPG Partners and various affiliates) has any present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in the Company’s capitalization, corporate structure, business or composition of its management or Board of Directors, except as disclosed in the Offer to Purchase. The Offer to Purchase also states that the TPG Beneficial Owners intend to continue to review information concerning AWI’s business in consultation with AWI’s management, AWI’s Board of Directors and the Trust and may, at any time and from time to time, review, reconsider or change their position and/or formulate plans or proposals with respect to any of the foregoing.

Effect of Consummation of Offer on the Company’s Use of Net Operating Losses. The Company has net operating losses (“NOLs”) for U.S. income tax purposes principally resulting from payments to the Trust in 2006 under AWI’s plan of reorganization, and the NOLs may be carried forward for a period of time to reduce future taxable income, as specified under the tax laws. Ownership changes of the Company can limit the utilization of these NOLs under certain circumstances. The Company does not believe that consummation of the Offer alone or together with prior changes in the Company’s share ownership since its emergence from bankruptcy will affect the utilization of the NOLs. However, there is no assurance that future ownership changes would not limit such utilization.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective positions, the members of the Board were aware of the interests of executive officers and directors of the Company, including those described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

Although the trading restrictions under the Company’s internal corporate policies currently prohibit them from purchasing or selling any securities of the Company, including by tendering Common Stock into the Offer, the directors, executive officers, affiliates and subsidiaries of the Company have advised the Company that they would not have tendered shares of Common Stock held of record or beneficially owned by them into the Offer should they have been permitted to do so. The foregoing does not include any shares of Common Stock over which, or with respect to, any such director, executive officer, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such shares.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company, nor any person acting on its behalf, has directly or, to its knowledge, indirectly, employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions in the shares of Common Stock have been effected during the 60 days prior to the filing of this Statement by the Company or any of its subsidiaries or, to the best of the Company’s knowledge, by any executive officer, director or affiliate of the Company, except for the transactions of the Trust and the Purchaser described in Item 3 above and ordinary course transactions under the Company’s employee benefit plans, such as the vesting, tax withholding, and forfeiture of equity compensation.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

The Company is not undertaking or engaged in negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. There are no transactions, Board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

ITEM 8.	ADDITIONAL INFORMATION.

Third Quarter 2009 Non-Cash Charge. As previously announced, as a result of the occurrence of a change in control (under our 2006 Long-Term Incentive Plan and certain other compensation arrangements) on August 28, 2009, the Company expects to record a non-cash charge in the third quarter of 2009 of approximately $31 million to reflect the accelerated vesting of stock compensation issued to its employees and directors. See Item 3 above. This is a forward-looking statement and a preliminary estimate and therefore is subject to change.

SEC Filings. The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and therefore is obligated to file periodic and current reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available without charge on the SEC’s internet website (www.sec.gov). They are also available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549, and copies may be obtained by mail, upon payment of the SEC’s customary charges. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330.

Incorporation By Reference. The SEC allows us to “incorporate by reference” information into this Schedule 14D-9, which means that we can disclose information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

ITEM 9.	EXHIBITS.

Exhibit No.	Description
(a)(2)(A)	Press Release issued by Armstrong World Industries, Inc. on September 15, 2009

(a)(2)(B)	Letter to Shareholders, dated September 15, 2009, accompanying Schedule 14D-9

(e)(1)	Excerpts from Proxy Statement of Armstrong World Industries, Inc. filed on Schedule 14A with the SEC on April 27, 2009

(e)(2)	Letter from Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust and TPG Capital, L.P., dated July 25, 2009, to Armstrong World Industries, Inc.

(e)(3)	Non-Disclosure Agreement, dated July 30, 2009, between Armstrong World Industries, Inc. and TPG Capital, L.P. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by TPG Advisors VI, Inc., TPG Advisors V, Inc., David Bonderman and James G. Coulter with the SEC on August 11, 2009)

(e)(4)	Undertaking Letter from TPG Capital L.P., dated August 10, 2009, to Armstrong World Industries, Inc.

(e)(5)	Shareholders’ Agreement, dated as of August 28, 2009, by and between Armor TPG Holdings LLC and the Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by TPG Advisors VI, Inc., Armor TPG Holdings LLC and others with the SEC on September 3, 2009, with respect to Armstrong World Industries, Inc.)

(e)(6)	Stockholder and Registration Rights Agreement, dated as of October 2, 2006, by and between the Company and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit 10.3 of the Form 8-K filed by the Company with the SEC on October 2, 2006)

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2009

ARMSTRONG WORLD INDUSTRIES, INC.

By:	/S/ JEFFREY D. NICKEL
Name:	Jeffrey D. Nickel
Title:	Senior Vice President, Secretary and General Counsel

ANNEX A

The following is a summary of certain provisions of the Shareholders’ Agreement, dated as of August 28, 2009, by and between Armor TPG Holdings LLC and the Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (the “TPG-Trust Shareholders’ Agreement”). This summary is qualified in its entirety by reference to the full text of the TPG-Trust Shareholders’ Agreement, a copy of which is filed as Exhibit (d)(3) to the Schedule TO and which is incorporated into this Statement by reference. The Company is not a party to the TPG-Trust Shareholders’ Agreement.

Composition of AWI’s Board of Directors. Pursuant to the TPG-Trust Shareholders’ Agreement, promptly following the Closing Date on a schedule to be agreed by the Trust and Armor TPG, and at each annual meeting thereafter or in the event of any vacancies on the Company’s Board of Directors, each of the Trust and Armor TPG has agreed to take all necessary action to cause the Company’s Board of Directors to consist of eleven directors: six independent directors (as defined in the Charter) mutually agreed upon by Armor TPG and the Trust (the “Independent Directors”), the Chief Executive Officer of the Company, two persons nominated by the Trust (the “Trust Directors”) and, so long as Armor TPG owns at least seven million shares of the Company’s Common Stock as reduced for certain sales to the Company or pursuant to the tag along rights (the “Initial Shares”), two persons nominated by Armor TPG (the “TPG Directors” and, together with the Trust Directors, the “Designated Directors”). If Armor TPG owns (beneficially and of record, directly or indirectly) a number of shares less than the number of Initial Shares, but greater than or equal to one-half the number of the Initial Shares, then Armor TPG is entitled to one Designated Director instead of two and the Board size will be reduced by one and one TPG Director will be removed. If Armor TPG owns (beneficially and of record, directly or indirectly) fewer than one-half the number of the Initial Shares, then Armor TPG will not have any right to designate any directors to the AWI Board or participate in the selection of Independent Directors and all of the TPG Directors will be removed from the Board. Pursuant to the TPG-Trust Shareholders’ Agreement, David Bonderman is to serve as one of the initial TPG Directors for a period of at least two years.

Voting by Designated Directors. Pursuant to the TPG-Trust Shareholders’ Agreement, Armor TPG and the Trust have agreed that they will take all necessary action to cause each of the Designated Directors (subject to the fiduciary duties that such Designated Director may have as directors of AWI) to vote as jointly directed by the Trust and Purchaser with regard to: (i) the appointment of, or the approval of the retention, termination or change (including material change in responsibilities or compensation) of the chief executive officer or chief financial officer; (ii) any material borrowing, guarantee or financial accommodation (in whatever form, including finance leases); and (iii) the approval of AWI’s annual budget (including operating and capital plans), business plan and related material business policies, or any material amendments and deviations from any of the foregoing.

Matters Requiring Agreement of Purchaser and the Trust. Pursuant to the TPG-Trust Shareholders’ Agreement, the Trust and Purchaser have agreed to take all necessary action to cause AWI and its subsidiaries not to take any of the following actions without the affirmative vote or written consent of all the Designated Directors or the written approval of each of the Trust and Purchaser: (i)(a) the amendment of, or any change to or waiver of the provisions of the Governance Documents; or (b) commit to take any action which would be in contravention of or inconsistent with any of the Governance Documents; (ii) the acquisition or disposition of material assets or a material business, whether through purchase, merger, consolidation, share exchange, business combination or otherwise; (iii) any liquidation, bankruptcy, dissolution, recapitalization, reorganization, or assignment to creditors by AWI or any subsidiary of AWI, or any voluntary filing for any thereof; (iv) the entry into or amendment of any agreement or other arrangement between AWI and any party or any of such party’s affiliates (including, without limitation, any agreement regarding the payment of fees) other than on arm’s-length terms; (v) the authorization, issuance, sale or repurchase of shares, options, warrants or other rights relating to equity securities, or the allotment of unissued shares or rights or options to or in respect of shares, or the variation of any rights attaching to issued or unissued shares, including the implementation of, or grant of any award under, any stock option, restricted stock, stock bonus or stock purchase plan, or any similar plan or arrangement, pursuant to which any one or more officers, directors or employees of, or consultants to, AWI or its subsidiaries, may acquire shares of AWI; or (vi) the declaration of dividends or distributions of any kind other than distributions or dividends by any of AWI’s wholly-owned subsidiaries.

Agreement Not to Waive Rights. Under the TPG-Trust Shareholders’ Agreement, the Trust agreed that, without the consent of Purchaser, it would not waive: (i) its right under the Charter to approve the implementation of any shareholder rights plan, (ii) its exemption under AWI’s Bylaws from the procedures for nominating directors and making shareholder proposals and (iii) its right pursuant to the Charter to approve the authorization of any new class of stock, the issuance of preferred shares and the implementation of certain employee benefit plans.

Temporary Restrictions on the Trust’s Right to Vote in Favor of Certain Business Combinations. Under the TPG-Trust Shareholders’ Agreement, for 24 months following the Closing Date, the Trust agreed to take all necessary actions to oppose and not otherwise support or facilitate certain types of mergers, consolidations, share exchanges, tender offers and other business combination transactions, unless (i) the transaction would result in Purchaser receiving cash consideration of not less than $33.465 per share (if during the first 12 months after the Closing Date) and not less than $44.62 per share (if during the next 12 months) or (ii) the transaction is approved by a majority of the Independent Directors and the Trust has complied with the right of first offer provisions of the TPG-Trust Shareholders’ Agreement (see “Right of First Offer” below).

Termination of Governance Rights. Except for the Purchaser’s right to nominate directors, the governance rights under the TPG-Trust Shareholders’ Agreement are subject to termination by the Trust, at any time after the third anniversary of the Closing Date, if the shares owned by the Trust continue to constitute at least 20% of the issued and outstanding voting stock of AWI.

Certain Transfers. In consideration of the agreements by the Trust, as majority shareholder of AWI, and in order to incentivize Purchaser to work with the Trust and AWI to seek to create long-term value for AWI, the Trust and Purchaser agreed that under certain circumstances if, prior to the 18 month anniversary of the Closing Date, Purchaser transfers a number of shares that would reduce the aggregate number of shares held by Purchaser below the number of the Initial Shares, Purchaser will pay to the Trust an amount equal to one-half of any net profit on the sale.

Tag Along Rights. If either Purchaser or the Trust proposes to transfer a number of shares of Common Stock that is greater than 2% of the total issued and outstanding shares, the non-transferring shareholder (the “Tagging Shareholder”) has the right to require the transferring shareholder to cause the purchaser to purchase from the Tagging Shareholder a pro rata number of its shares on the same terms and conditions as offered to the transferring shareholder. Transfers of shares to AWI, affiliates of the Purchaser (in the case of the Purchaser) or any entity wholly-owned by the Trust (in the case of the Trust) are exempt from the tag along rights.

Right of First Offer. If either Purchaser or the Trust proposes to transfer any or all of its shares of Common Stock, the non-selling shareholder has a right to acquire such shares on terms not materially less favorable to the selling shareholder than offered by the proposed purchaser. The right of first offer does not apply to shares transferred to AWI, affiliates of the Purchaser (in the case of the Purchaser) or any entity wholly-owned by the Trust (in the case of the Trust), sales by a Tagging Shareholder or sales by the Trust of up to a number of shares equal to the Economic Interests in the event of cash settlement under the prepaid share forward transaction. The right of first offer terminates if Purchaser owns fewer shares than the number of Initial Shares (as adjusted).

Certain Temporary Restrictions on Additional Purchases. In the TPG-Trust Shareholders’ Agreement, the Trust agreed that it will not sell additional shares of Common Stock for a period of 270 days following the Closing Date except in the case of a bona fide financial emergency on the part of the Trust.

Assignment of Registration Rights. Under the TPG-Trust Shareholders’ Agreement and pursuant to the terms of the Trust-AWI Stockholder Agreement, the Trust transferred to Purchaser its registration rights as they relate to the Initial Shares and, should a physical settlement of the prepaid share forward transaction occur, the shares deliverable under the prepaid share forward transaction. These registration rights provide that subject to certain restrictions, Purchaser may demand that AWI prepare and file a registration statement to register Purchaser’s shares and AWI is obligated to use reasonable best efforts to cause such registration statement to become effective. Additionally, if AWI proposes to file a registration statement on its behalf or on behalf of other AWI shareholders, AWI will give notice to Purchaser of the proposed registration and will include such number of Purchaser’s shares as Purchaser may request.

ANNEX B

The following is a summary of certain provisions of the Stockholder and Registration Rights Agreement, dated as of October 2, 2006, by and between the Company and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (the “Trust-AWI Stockholder Agreement”). This summary is qualified in its entirety by reference to the full text of the Trust-AWI Stockholder Agreement, a copy of which is filed as Exhibit 10.3 to the Form 8-K filed by the Company with the SEC on October 2, 2006, and which is incorporated into this Statement by reference.

Registration Rights. Pursuant to the Trust-AWI Stockholder Agreement, the Company granted the Trust “demand” and unlimited “piggyback” registration rights with respect to shares of Common Stock owned by the Trust.

Minority Shareholder Rights. As long as the Trust is the beneficial owner of 20% or more of the outstanding shares of Common Stock (determined as provided by the Trust-AWI Stockholder Agreement), the holders of shares of Common Stock other than the Trust have the right to participate with the Trust in certain sales of Common Stock by the Trust and similar transactions. Subject to certain exceptions, these rights of participation are triggered by a sale by the Trust, in one or a series of related transactions, of shares of Common Stock representing 5% or more of the outstanding shares of Common Stock to a person who will beneficially own more than 35% of the outstanding shares of Common Stock or more shares of Common Stock than are then beneficially owned by the Trust. The Company is not permitted to give effect to a transfer of shares of Common Stock by the Trust that is not made in accordance with these provisions.

Restrictions on Actions By the Company. The Trust-AWI Stockholder Agreement provides that until the Trust ceases to own 20% or more of the outstanding Common Stock, the Company shall not, without the Trust’s approval, adopt or maintain a shareholder rights plan that provides some, but not all, holders of shares of the Common Stock the right to acquire securities of the Company for the purpose of making an acquisition of additional voting shares of the Company by a person or group acquiring more than a specified level of ownership in the Company more difficult or expensive.

Voting Obligations of the Trust. Pursuant to the Trust-AWI Stockholder Agreement, until the earlier of October 2, 2016, and such time as the Trust ceases to hold 20% or more of the outstanding shares of Common Stock, the Trust shall not knowingly nominate for election or vote its shares in favor of the election as a director of an individual, if, by reason of such individual’s election, a majority of the members of the Company’s Board of Directors would cease to be “independent directors” within the meaning of the listing standards promulgated by the New York Stock Exchange and also Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

ANNEX C

Additional information in respect of Item 3 of this Statement:

William Rodruan. William C. Rodruan began serving as the Company’s interim chief financial officer on April 1, 2009, when F. Nicholas Grasberger assumed his new role as executive vice president of AWI and chief executive officer of Armstrong Building Products, replacing Stephen J. Senkowski who retired. There were no changes made to Mr. Rodruan’s compensation or equity in regards to his interim assignment. Since he was not a named executive officer of the Company for 2008, his compensation arrangements with the Company were not required to be included in the 2009 Proxy Statement. His annual salary is $303,300, and his annual incentive target is 45% of base salary. In 2008, he received $75,880 under the Company’s Management Achievement Plan. The award was subject to a mandatory reduction of $20,000 to the extent a corresponding contribution was made to the Bonus Replacement Retirement Plan, which is a qualified tax-deferred profit sharing plan. Armstrong provides him two perquisites: a Company-paid yearly physical examination and an annual reimbursement for personal financial planning and tax preparation services. Upon the Company’s emergence from Chapter 11 on October 2, 2006, Mr. Rodruan received 30,000 stock options and 10,000 restricted stock shares under the Company’s 2006 Long-Term Incentive Plan (the “LTIP”). Both awards vest in three equal installments at two, three and four years from the date of grant, subject to acceleration on a change in control. As a result of a special cash dividend of $4.50 per common share on March 31, 2008, Mr. Rodruan’s stock options were adjusted to 31,542. In addition, he received a time-based restricted stock grant of 13,366 shares on February 23, 2009 under the LTIP. Restrictions on the shares lapse in three equal installments at two, three and four years from the date of grant, subject to acceleration on a change in control. The Company has a change in control agreement with Mr. Rodruan. This agreement provides severance benefits in the event of a termination of employment following a change in control of the Company (as defined in the agreement). Upon a change in control, the agreement continues in effect for 36 months beyond the month in which it occurs. The types of severance benefits that are payable in the event of Mr. Rodruan’s termination following a change in control are substantially the same as those described for the Company’s named executive officers on page 42 of the 2009 Proxy Statement under the heading “Potential Payments Upon Termination Or Change In Control,” except that his lump sum cash severance payment is based on two (rather than three) times the sum of base salary and annual bonus. As described in Item 3 of this Statement, the Company has determined that as of August 28, 2009, a change in control had occurred under the LTIP and certain other compensation arrangements. Mr. Rodruan’s beneficial ownership of Common Stock as of September 8, 2009, was 54,884 shares, which includes options exercisable for 31,542 shares within 60 days (after giving effect to vesting upon such change in control).

Donald McCunniff. Since the filing of the 2009 Proxy Statement, the Company announced on August 19, 2009, that Donald A. McCunniff, Senior Vice President-Human Resources, would depart the Company on August 31, 2009. Pursuant to an agreement with the Company, Mr. McCunniff will receive benefits he is entitled to under his offer of employment letter, an additional cash amount equal to the value of his then current equity in unvested restricted shares and his in-the-money unvested stock options assuming (in each case) a market price of $24.11 per share, and $300,000 in consideration of a non-competition and non-solicitation covenant. Under the agreement, Mr. McCunniff provided the Company with a waiver and general release of certain rights and claims he may have, including those under his change in control agreement. He forfeited 90,914 stock options and 27,137 shares of restricted stock.

Committee Compensation. The Company’s Board of Directors delegated to a committee (the “Committee”) the authority to review, evaluate and report, and make a recommendation to the Board with respect to the Offer and provisions relating to a “change in control” contained in certain agreements and arrangements, including compensation arrangements and plans, of the Company and its subsidiaries in light of the transactions and agreements contemplated by the Purchase and Sale Agreement. The members of the Committee, James J. O’Connor, John J. Roberts, James J. Gaffney and Judith R. Haberkorn, will each be paid $10,000 for their service on the Committee.

Director and Officer Indemnification. Our directors and executive officers are generally entitled to receive indemnification and advancement of expenses from us under certain circumstances, as specified in the Company’s Bylaws and in individual agreements with them. Also, our Charter limits the personal liability of our directors for monetary damages under certain circumstances.

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